Exhibit 99.2

Celestica™

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class
Multiple Voting Shares

Holder Account Number

C1234567890 XXX

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Form of Proxy - Annual Meeting to be held on April 27, 2023

Notes to form of proxy

1. **You have the right to appoint some other person, company or other legal entity of your choice, who need not be a shareholder, to attend and act on your behalf at the Annual Meeting or any adjournments or postponements thereof. If you wish to appoint a person, company or other legal entity other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or other legal entity or another individual you must sign this form of proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this form of proxy.
3. This form of proxy should be signed in the exact manner as the name(s) appear(s) on the form of proxy.
4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
5. **The securities represented by this form of proxy, when properly executed, will be voted for or against or withheld from voting as you direct, however, if you do not direct your vote in respect of any matter and you do not appoint a person or company, other than the persons whose names are printed herein, as your proxyholder, this form of proxy will be voted: for the election to the Board of Directors of Celestica Inc. of the nominees proposed by Management; for the appointment of KPMG LLP as auditor of Celestica Inc.; for the authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor; and for the advisory resolution on Celestica Inc.'s approach to executive compensation.**
6. This form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof.
7. This form of proxy should be read in conjunction with the Notice of Annual Meeting of Shareholders and Management Information Circular.

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Proxies submitted must be received by 9:30 a.m. EDT, on April 25, 2023 or in the case of any adjournments or postponements of the Annual Meeting, at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before the adjourned or postponed Annual Meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote by Mail

- Complete, sign and date the reverse hereof.
- Return this form of proxy in the envelope provided.

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the Internet, DO NOT mail back this form of proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this form of proxy. Instead of mailing this form of proxy, you may choose one of the two voting methods outlined above to vote this form of proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

01VSCC

CPUQC01.E.INT/000001/i1234

348595 Fold Fold .. AR1 If you are not mailing back your form of proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. 01VSDA Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any form of proxy previously given with respect to the Annual Meeting. If no voting instructions are indicated above, this form of proxy will be voted as recommended by Management. DD .. / MM / YY Signature(s) Date Appointment of Proxyholder Instead of either of the foregoing, print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. I/We, being holder(s) of Multiple Voting Shares of Celestica Inc. hereby appoint: Michael M. Wilson or, failing him, Robert A. Mionis, or their designees (Management Nominees) OR as my/our proxyholder with full power of substitution and to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and to vote at the discretion of the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Annual Meeting of Shareholders of Celestica Inc. to be held virtually at https://meetnow.global/MR6KD4X on April 27, 2023 at 9:30 a.m. EDT and at any adjournments or postponements thereof. VOTING RECOMMENDATIONS OF MANAGEMENT ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors 4. Advisory resolution on Celestica Inc.’s approach to executive compensation For Against For Withhold For Withhold For Withhold 2. Appointment of auditor Appointment of KPMG LLP as auditor of Celestica Inc. For Withhold 3. Authority to fix the remuneration of the auditor Authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor. For Withhold 01. Robert A. Cascella 04. Daniel P. DiMaggio 07. Robert A. Mionis 02. Deepak Chopra 05. Jill Kale 08. Luis A. Müller 09. Tawfiq Popatia 03. Françoise Colpron 06. Laurette T. Koellner This form of proxy is solicited by and on behalf of Management. 10. Michael M. Wilson MR SAM SAMPLE 123 C1234567890 XXX CLSQ 999999999999